[OLLIE’S LETTERHEAD]

Via Edgar

October 18, 2018

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ollie’s Bargain Outlet Holdings, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2018
Response Dated October 3, 2018
File No. 001-37501

Dear Ms. Thompson:

We refer to your letter dated October 11, 2018 (the “Comment Letter”) with regard to disclosures contained in Ollie’s Bargain Outlet Holdings, Inc.’s (“Ollie’s”) Form 10-K for the Fiscal Year Ended February 3, 2018 (File No. 001-37501) filed by Ollie’s on April 4, 2018 (the “Form 10-K”), your comments letters dated August 21, 2018 and September 19, 2018 and our response letters dated August 31, 2018 and October 3, 2018. For your convenience, we have repeated the Staff’s comments below in bold and included our response thereto.

 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 39

1.
We have read your response to comment 1. Although you indicate that certain assumptions and estimates relating to your accounting policies more recently have reduced elements of management subjectivity or uncertainty, these assumptions and estimates appear susceptible to change and the resulting change(s) could materially impact your financial statements in the future. Accordingly, please revise future filings to include, at a minimum, critical accounting policies for inventory and goodwill and intangible asset impairment. We note that these items represent approximately 90% of your total assets as of fiscal year-end 2017. It appears there are accounting estimates and assumptions related to inventory valuation that are susceptible to change given the nature of your business and your exposure to general economic conditions which could have a material effect on your financial condition or operating performance. In addition to the page 48 disclosure cited in our previous comment, your risk factor disclosure on page 21 cautions investors that if higher levels of shrinkage were to occur it could have a material effect on your results of operations. In regards to impairment testing, there are numerous assumptions, events and circumstances that are susceptible to change. Examples of such events and circumstances include macroeconomic conditions, access to capital markets, adverse changes in equity or credit markets, changes in the market for your products, cost or expense factors that could negatively impact your earnings and cash flows, company-specific events, or a sustained decline in your market capitalization.

October 18, 2018

Ollie’s acknowledges the Staff’s comment and respectfully submits to the Staff that it will revise its future Form 10-K filings to include, at minimum, disclosure of critical accounting policies for inventory and goodwill and intangible asset impairment.

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Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at (717) 657-2300 x2182 or Robert Bertram, General Counsel, at (717) 657-2300 x2177.

Sincerely,

/s/ Jay Stasz
Jay Stasz
Chief Financial Officer

cc:	Robert Bertram
General Counsel

Faiza N. Rahman
Weil, Gotshal & Manges LLP

P.J. Himelfarb
Weil, Gotshal & Manges LLP